

1865 GEBA, LLC

February 9, 2021

Subject: Certification of Financial Statements by Principal Executive Officer

I, Dan Mayzum, certify that:

(1) the financial statements of 1865GEBA, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of 1865GEBA, LLC included in this Form reflects accurately the information reported on the tax return for 1865GEBA, LLC filed for the fiscal years ending 12-31-2019 and 12-31-2020.

Dan Mayzum, Owner
1865GEBA, LLC
11 Matthews Ct,
Cincinnati, OH 45246

Profit and Loss

1865GEBA LLC

Date Range: Jan 01, 2020 to Dec 31, 2020

ACCOUNTS	Jan 01, 2020 to Dec 31, 2020
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
As a percentage of Total Income	0.00%
Operating Expenses	
Bank Service Charges	$96.00
Computer - Hardware	$192.55
Computer - Hosting	$44.32
Insurance - Building	$6,870.62
Printing/ Copying	$17.19
Professional Fees	$3,710.06
Property Taxes	$143.36
Utility - Gas& Electric	$163.87
Utility - Water	$216.00
Total Operating Expenses	**$11,453.97**

Net Profit   **-$11,453.97**
As a percentage of Total Income   0.00%

Balance Sheet

1865GEBA LLC

As of Dec 31, 2020

ACCOUNTS	Dec 31, 2020
Assets	
Cash and Bank	
Checking (374)	$46.80
Total Cash and Bank	**$46.80**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Construction Work-In-Progress	$4,245.13
Total Long-term Assets	**$4,245.13**
Total Assets	**$4,291.93**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**

Equity

Owner Investment/ Drawings	$29,771.34
Retained Earnings	
Profit for all prior years	-$14,442.22
Profit between Jan 1, 2020 and Dec 31, 2020	-$11,453.97
Owner's Equity	$416.78
Total Retained Earnings Total	**-$25,479.41**
Equity	**$4,291.93**

Cash Flow

1865GEBA LLC

Dote Range: Jon 01, 2020 to Dec 31, 2020

	Jan 01, 2020 to Dec 31, 2020
CASH INFLOW AND OUTFLOW	
Operating Activities	
Sales	
Purchases	
Bank Service Charges	-$96.00
Computer - Hardware	-$192.55
Computer - Hosting	-$44.32
Insurance - Building	- $6,870.62
Printing / Copying	-$17.19
Professional Fees	-$3,710.06
Property Taxes	-$143.36
Utility - Gas& Electric	-$163.87
Utility - Water	-$216.00
Total Purchases	**-$11,453.97**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$11,453.97**

Investing Activities

Property, Plant, Equipment

Purchase of Construction Work-In-Progress	-$3,312.37
Total Property, Plant, Equipment Other	**-$3,312.37**

Net Cash from Investing Activities	**-$3,312.37**

Financing Activities

Loans and Lines of Credit

Owners and Shareholders

Received from Owner Investment/Drawings	$12,583.36
Total Owners and Shareholders	**$12,583.36**

Other

Net Cash from Financing Activities	**$12,583.36**

OVERVIEW

Starting Balance

Cash on Hand	$2,174.60
Checking (374)	$55.18
Total Starting Balance	**$2,229.78** As of 2020-01-01
Gross Cash Inflow Gross	$12,726.72
Cash Outflow	$14,909.70
Net Cash Change	**-$2,182.98**

Ending Balance

Cash on Hand	$0.00
Checking (374)	$46.80

OVERVIEW

Total Ending Balance

$46.80
As of 2020-12-31

Profit and Loss

1865GEBA LLC

Date Range: Jan 01, 2019 to Dec 31, 2019

ACCOUNTS	Jan 01, 2019 to Dec 31, 2019
Total Income	$0.00
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
As a percentage of Total Income	**0.00%**
Operating Expenses	
Advertising & Promotion	$133.00
Bonk Service Charges	$96.00
Insurance - Building Property	$7,337.00
Taxes	$6,496.61
Utility • Gas & Electric	S145.61
Utility • Water	$234.00
Total Operating Expenses	**$14,442.22**
Net Profit	$14,442.22
As a **percentage** of Total Income	0.00%

Balance Sheet

1865GEBA LLC

As of Dec 31, 2019

ACCOUNTS	Dec 31, 2019
Assets	
Cash and Bank	
Cash on Hand	$2,174.60
Checking (374)	$55.18
Total Cash and Bank	**$2,229.78**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long - term Assets	
Construction Work-In-Progress	$932.76
Total Long-term Assets	**$932.76**
Total Assets	**$3,162.54**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long- term Liabilities Total	
Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**

Equity

Owner Investment/ Drawings	$17,187.98
Retained Earnings	
Profit between Jon 1, 2019 and Dec 31, 2019	-$14,442.22
Owner's Equity	$416.78
Total Retained Earnings	**-$14,025.44**
Total Equity	**$3,162.54**

Cash Flow

1865GEBA LLC

Date Range: Jan 01, 2019 to Dec 31, 2019

CASH INFLOW AND OUTFLOW	Jan 01, 2019 to Dec 31, 2019
Operating Activities	
Sales	
Purchases	
Advertising & Promotion	-$133.00
Bank Service Charges	- $96.00
Insurance - Building	-$7,337.00
Property Taxes	- $6,496.61
Utility - Gas & Electric	-$145.61
Utility - Water	-$234.0 0
Total Purchases	**-$14,442.22**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**–$14,442.22**
Investing Activities	
Property, Plant, Equipment	
Purchase of Construction Work-In-Progress	-$932.76
Total Property, Plant, Equipment Other	**-$932.76**
Net Cash from Investing Activities	**-$932.76**

Financing Activities

Loans and Lines of Credit

Owners and Shareholders

Received from Owner Investment/ Drawings	$17,187.98
Owner's Equity	$416.78
Total Owners and Shareholders	**$17,604.76**

Other

Net Cash from Financing Activities	**$17,604.76**

OVERVIEW

Starting Balance

Cash on Hand	$0.00
Checking (374)	$0.00

Total Starting Balance

	As of 2019-01-01
Gross Cash Inflow	$17,619.39
Gross Cash Outflow	$15,389.61
Net Cash Change	**$2,229.78**

Ending Balance

Cash on Hand	$2,174.60
Check ing (374)	$55.18

Total Ending Balance	**$2,229.78** As of 2019-12-31